UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Virios Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
92829J104
(CUSIP Number)
December 31 , 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92829J104
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory Scott Duncan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 501,715
(6) Shared Voting Power None
(7) Sole Dispositive Power 501,715
(8) Shared Dispositive Power None
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 501,715
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 2.7%
(12)	Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer
Virios Therapeutics, Inc.
(b) Address of Issuer's Principal Executive Offices
44 Milton Avenue
Alpharetta, Georgia, 30009

Item 2.
(a) Name of Person Filing
Gregory Scott Duncan
(b) Address of Principal Business Office or, if none, Residence
44 Milton Avenue
Alpharetta, GA 30009
(c) Citizenship
United States
(d) Title of Class of Securities
Common Stock, par value $0.0001 per share
(e) CUSIP Number
92829J104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
501,715 shares which includes 469,254 shares underlying stock options that are exercisable within 60 days of December 31, 2022.
(b) Percent of class:
2.7% based upon 18,330,390 shares of common stock of the issuer outstanding, and includes an additional 469,254 shares subject to stock options exercisable within 60 days of December 31, 2022 held by the Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
501,715 shares which includes 469,254 shares underlying stock options that are exercisable within 60 days of December 31, 2022.
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
501,715 shares which includes 469,254 shares underlying stock options that are exercisable within 60 days of December 31, 2022.
(iv) Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 2023

By:	/s/ Greg Duncan

Name: Greg Duncan